

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Richard Westenberg
Chief Financial Officer
MASCO CORP /DE/
17450 College Parkway
Livonia, MI 48152

   Re: MASCO CORP /DE/
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed February 8, 2024
    File No. 001-05794

Dear Richard Westenberg:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing